Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Amendment of the Registration Statement of Riku Dining Group Limited on Form F-1 of our report dated March 13, 2025, except Notes 2, 10, 13 and 16, as to which the date was May 9, 2025, with respect to our audits of the consolidated balance sheets of Riku Dining Group Limited as of September 30, 2024 and 2023, and related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended September 30, 2024, appearing in the Prospectus, and as part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Golden Eagle CPAs LLC

Bedminster, New Jersey

October 8, 2025